

Filed pursuant to Rule 497(a)
File No. 333-231940
Rule 482 ad

FUNDRISE | Real Estate Interval Fund

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $5,714,000, and an affiliate of the Adviser, which invested roughly $635,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.*

New acquisition: Single-family rental development near Atlanta, GA

This investment fits into our broader strategy to invest in affordably-priced rental housing across the Sunbelt.

We've acquired approximately 26 acres of construction-ready land in Locust Grove, Georgia, for an initial purchase price of $6.4 million, with plans to build a 226-unit rental home community. The property is located just off of Highway GA-155, about an hour south of downtown Atlanta.

At a strategic level, this investment fits within our affordably-priced Sunbelt apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors. Learn more about the single-family rental asset class here.

As we reiterated in our third quarter performance update for investors, we believe that this long-term trend has only been further accelerated by the pandemic. In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

This acquisition was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $5,714,000 and the Balanced eREIT II, which invested $635,000.

Strategy

This investment follows an Opportunistic strategy.

Business plan

The property is already entitled for the construction of 226 cottage-like rental homes. We plan to work through design and permitting over the next several months, and construction will begin shortly after receiving full approvals from the city. We expect delivery of the first batch of homes in late 2023, with subsequent batches delivering on a monthly cadence thereafter. We've engaged a national general contractor to perform construction services on this project, whose track record consists of nearly 30 years of construction projects, including several other similar communities in the region.

Similar to our other single-family rental home communities, our intent is to lease up each batch of homes as they deliver, while construction on the overall community continues. When construction is complete, we will be the sole owner of an entire rental townhome community, situated in a desirable location just south of Atlanta, putting us in an excellent position for both ongoing rental income generation and long-term appreciation.

We expect the total budget to be approximately $54.2 million.

Our intent with this and other similar investments — including both single-family rental home communities and some apartment communities — is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time positioning ourselves to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt.

While we've acquired the land in an all-cash transaction, we intend to obtain portfolio-level financing when the homes deliver, with the aim of increasing expected returns and freeing up cash to deploy elsewhere.

Why we invested

- **Already entitled site:** Prior to our investment, the property had secured the entitlements necessary for the development of 226 units. Because the property has already taken those important steps toward construction, we're able to begin development significantly sooner than if we needed to entitle the project ourselves, which reduces our overall timeline and uncertainty in the investment.

- **Fast-growing area:** Between 2010 and 2019, the Atlanta area's population grew at nearly triple the rate of the national average, according to the U.S. Census. As the area continues to grow, affordability is becoming a top concern, making neighboring areas like Locust Grove attractive to both renters and homebuyers.

- **Social distancing-friendly:** We believe the privacy provided by the community's spacious homes will be particularly attractive to renters seeking an additional level of social distancing, or who simply need more living space as norms around work and school shift.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.

Copyright © 2021 Fundrise Real Estate Interval Fund.

 **FUNDRISE** | **Real Estate Interval Fund**

Editor's note: The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $18,770,000, and an affiliate of the Adviser, which invested roughly $2,086,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.

Industrial property near Washington, DC

The property is ideally located to potentially serve as a "last-mile" distribution facility, an asset class that we believe will continue to be crucial for many businesses.

We've acquired a 76,500 square foot distribution center in Sterling, Virginia for roughly $20.9 million. The property is located about 40 minutes from downtown Washington, DC, less than a mile from VA-267, which offers access to a network of major highways in the national capital region, and less than ten minutes from Dulles International Airport, one of the east coast's largest flight hubs.

As demand for more and faster delivery continues to grow, we believe that "last-mile" distribution facilities located close to major population centers will become increasingly important for retailers.

This acquisition was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $18.8 million, and the East Coast eREIT, which invested roughly $2.1 million.

Strategy

This investment follows a Core Plus strategy.

Business plan

Completed in 2005, the building is well-suited for a variety of industrial applications, including as a last-mile distribution facility. The location has the potential to serve customers across the Washington, DC, area, along with Baltimore and DC's many, fast-growing suburbs such as Reston and Tyson's Corner, which have proven to be some of the country's fastest growing areas for years. With Northern Virginia continuing to attract high-value business — including footholds from major tech companies, such as Amazon's new national headquarters — this section of the mid-Atlantic is expected to see continued development in the near future, both in terms of population growth and economic expansion. Alongside the growth in the area's workforce, we expect demand for e-commerce infrastructure in the area to grow, giving well-located and accessible distribution centers like this one significant potential value.

A last-mile distribution center, also referred to as a terminal building or sorting center, acts as a handoff point to connect 18-wheeler trucks, which typically carry goods in bulk across longer distances, with the smaller vehicles that make the final leg of the journey to drop off packages at individual homes and businesses.

While it's critical that these types of facilities are located close to major population centers and easily accessible to the major highways, the availability of industrial zoned land that meets this criteria (generally speaking) is in increasingly short supply, which we believe will help drive long-term value.

In addition, as more technology and information businesses have established themselves in the areas around Washington, the presence and demand for data centers — industrial properties housing commercial-scale databases, requiring vast amounts of space — has spiked. As a result, the value of traditional industrial properties has risen as well, as more warehouses have been outfitted to act as data center sites, becoming more scarce, or have the potential to serve that purpose in the future.

Currently, 75% of the property's space is leased to Forward Air, a ground transportation and shipping provider, with roughly five years remaining on their initial lease term; and 25% leased to International Cellars, a Mid-Atlantic leader in wine distribution, wholesaling and imports, with three years left on their term. Our goal is to operate the property for the existing tenants while earning regular rental income, re-lease the space as necessary as the current leases expire, and then eventually sell the property at a profit.

Why we invested

- **Prime location:** The property is located less than one mile from VA-267, which provides direct access to I-495 and I-270, and less than ten minutes from I-66. From the site, delivery vehicles can reach downtown Washington, DC, in roughly 40 minutes and downtown Baltimore in 75 minutes, giving it last-mile distribution potential for multiple major metropolitan centers, along with the many thriving suburbs in Northern Virginia.

- **Growing e-commerce demand:** Same-day and short-term delivery is becoming not just essential, but the expected norm from customers. In order to fulfill increasing demand, companies ranging from online grocery delivery to e-commerce retailers need space in highly specific locations with access to regional transportation.

- **High-demand property type:** Despite the continuing, fast growth of e-commerce delivery — a trend that was only accelerated by the COVID-19 pandemic — zoning restrictions have limited the amount of new supply of industrial, last-mile properties available. As the national capital region continues to expand, fewer industrial sites with prime locations and direct access to the area's key highways remain available, increasing the potential value of properties like this one.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.

Copyright © 2021 Fundrise Real Estate Interval Fund.